Exhibit 99.1

Borr Drilling Limited – Announcement of Letters of Award

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) is pleased to announce it has secured two letters of awards (“LOA”) for its premium jack-up drilling rigs “Gerd” and “Thor”. These awards increase the Company’s firm backlog by approximately 421 days, excluding optional periods.

The premium jack-up drilling rig “Gerd” has secured a binding LOA from an undisclosed customer for work in the Middle East. This contract will cover a firm scope of 270 days, and one unpriced optional scope of 60 days. The firm scope has an estimated contract value of $47.7 million, including mobilisation and demobilisation. The “Gerd” concludes its current contract with Addax in Q3 2023, following the client’s decision not to proceed with certain optional wells previously exercised. The rig will then undergo mobilisation, statutory surveys and recertification ahead of its new commitment which is expected to start in December 2023.

The premium jack-up drilling rig “Thor” has secured a binding LOA from an undisclosed customer for work in Southeast Asia. This contract will cover a firm scope of two wells with an estimated duration of 151 days and a contract value of $25.1 million, including mobilisation and demobilisation. This contract is expected to commence in December 2023, in direct continuation of the rig’s ongoing contact.

Hamilton, Bermuda
31 July 2023

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “will”, “estimate” and similar expressions and include statements relating to letters of award for rig contracting including the duration and value of such contracts and backlog, and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to actual performance under drilling contracts, the risk that backlog may not be realized, the number of rigs that will be in operation and rates that are achieved, and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.